U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING
                               (Check One):



[x] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:   December 31, 1996
                 -------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                ---------------------------------------

Read Instruction (on back page) Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

    Interstate General Company L.P.
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Full Name of Registrant

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Former Name if Applicable

     222 Smallwood Village Center
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Address of Principal Executive Office (Street and Number)

     St. Charles, Maryland  20602
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a)    The reasons described in reasonable detail in Part III of
               this form could not be eliminated without unreasonable
               effort or expense;
  x
______  (b)    The subject annual report, semi-annual report, transition
               report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The closing of a financing is scheduled to occur during the first ten days of April 1997 that will provide at least $5,000,000 of working capital to the Registrant. The proceeds from the financing will be used to repay amounts owed to certain banks and to cure technical defaults on substantial amounts of the Registrant's debt obligations. The successful closing of this financing will significantly change the disclosures included in the audited financial statements, management's discussion and analysis and the liquidity section.

        In addition to the closing of the financing transaction, the Registrant is in the process of completing the appropriate disclosures regarding a proposed restructuring of the Registrant. The proposed restructuring is a significant change from the Registrant's current structure and its disclosure is an essential part of the Form 10-K.

        We expect to file our completed form 10-K, including discussions of the proposed restructuring and proforma results of operations, within the next 15 days.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Cynthia L. Hedrick                 301              843-7333
     --------------------------         -----------    -------------------
            (Name)                      (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under
     Section 13 or 15(d) of the Securities Exchange Act
     of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for
     such shorter period that the registrant was required
     to file such report(s) been filed?  If the answer is
     no, identify report(s).                              [x] Yes   [ ] No

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period
     for the last fiscal year will be reflected by the
     earnings statements to be included in the subject
     report or portion thereof?                           [x] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantiatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        INTERSTATE GENERAL COMPANY L.P.
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               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 1, 1997                     By: /s/ James J. Wilson
    --------------------------             -------------------------------
                                           James J. Wilson
                                           Chairman and Chief Executive
                                           Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTACHMENT



                               NEWS RELEASE

FOR IMMEDIATE RELEASE                                  CONTACT
April 1, 1997                                          Gregory A. TenEyck
                                                       (301) 843-8600

             IGC REPORTS 1996 FOURTH QUARTER, YEAR-END RESULTS



     ST. CHARLES, MD - Interstate General Company L.P. (AMEX, PSE: IGC), a diversified real estate organization, today reported results for the fourth quarter and year ended December 31, 1996.

     For the year, IGC earned net income of $10,777,000, or $1.04 per Unit, before charging off $932,000 in the fourth quarter for the early payment of debt in the refinancing of two apartment properties. After that extraordinary item, the Company reported 1996 net income of $9,845,000, or 95 cents per Unit, on revenues of $54,374,000. This compares with a 1995 net loss of $2,967,000, or a loss of 29 cents per Unit, on revenues of $37,700,000. The 1995 period included $4,100,000 in litigation expenses and reserves for anticipated legal defense costs related to a trial and appeal of wetlands violations, while the 1996 results included $973,000 for the same.

     For the 1996 fourth quarter, the company had net income of $2,254,000, or 22 cents per Unit, before the $932,000 extraordinary item, and reported net income of $1,322,000, or 13 cents per Unit, on revenues of $9,933,000. This compares with a 1995 fourth quarter net loss of $1,860,000, or 18 cents per Unit, on revenues of $8,873,000. The 1995 period included a $2.0 million write-off in actual and reserved legal expenses related to the wetlands litigation.

     J. Michael Wilson, IGC's Chief Financial Officer, said, "The major event in 1996 was the sale of four apartment properties in Puerto Rico in which the company owned 40 to 50 percent residual interest. This sale contributed approximately $16 million in revenues to the company and allowed us to substantially reduce bank debt.

     "Over the past several months," said Mr. Wilson, "there has been a great deal of interest in the residential and commercial land in our planned community of St. Charles, Md."

     Mr. Wilson said that development is ready to begin on Fairway Village, the third of five villages planned for St. Charles. In addition to land designated for commercial use and business parks, Fairway is approved for 3,300 housing units.

     In Puerto Rico, a new highway overpass is expected to open in June which will serve as the main entrance to the Company's planned community of Parque Escorial. Also during the 1997 second quarter, the first settlements are expected for the community's "walk-up" condominiums. Three builders are active, including a joint venture between the company and Metropolitan Builders of San Juan.

     Mr. Wilson said that the company is making progress on its plan to restructure IGC from its current status as a master limited partnership to a form that benefits from the rules that govern real estate investment trusts.

     Mr. Wilson said that there will be no cash distribution to Unitholders relating to operations for the three months ended December 31, 1996.

     Founded in 1957, IGC is a diversified real estate organization specializing in community development, homebuilding, investment apartment properties and asset management services.

INTERSTATE GENERAL COMPANY L.P.
Financial Highlights (Unaudited)


                      For the Three Months Ended     For the Year Ended
                      --------------------------  ------------------------
                        12/31/96      12/31/95      12/31/96    12/31/95
                        --------      --------      --------    --------

Revenues               $9,933,000    $8,873,000   $54,374,000  $37,700,000

Expenses                8,905,000     9,679,000    39,657,000   38,704,000

Income (loss)
before provision
for income taxes        1,028,000      (806,000)   14,717,000   (1,004,000)

Provision for
income taxes           (1,139,000)      639,000     3,634,000    1,452,000

Income (loss) before
minority interest       2,167,000    (1,445,000)   11,083,000   (2,456,000)

Minority interest        (870,000)     (415,000)     (306,000)    (511,000)

Income (loss) before
extraordinary item      2,254,000    (1,860,000)   10,777,000   (2,967,000)

Extraordinary item--
early extinguishment
of debt                  (932,000)           --      (932,000)          --

Net income (loss)     $ 1,322,000   $(1,860,000)  $ 9,845,000  $(2,967,000)

Net income (loss) per
Unit before
extraordinary item            .22          (.18)         1.04         (.29)

Extraordinary item
per Unit                     (.09)           --          (.09)          --

Net income (loss)
per Unit              $       .13   $      (.18)  $       .95  $      (.29)

Weighted average
Units outstanding      10,257,000    10,255,000    10,257,000   10,255,000